Exhibit 99.1

DELHAIZE GROUP REPORTS THIRD QUARTER OPERATING PROFIT GROWTH AND

CONFIRMS FULL YEAR 2010 GUIDANCE

Financial Highlights Third Quarter 2010 (at identical exchange rates)

•	Group revenue growth of 0.8% (+8.6% at actual exchange rates)

•	Improvement of U.S. comparable store sales evolution to -1.8%

•	Group operating profit growth of 1.2% (+9.5% at actual exchange rates)

•	Stable operating margin of 4.7%; solid operating margin of 4.8% in Belgium

•	Strong free cash flow generation of EUR 185 million (at actual exchange rates)

Other Highlights

•	Confirmation of 2010 operating profit growth guidance

•	Successful exchange offer of outstanding debt for new lower-coupon debt

— CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “During the third quarter, our Group posted positive revenue and profit growth and a marked improvement in U.S. comparable store sales as a result of best-in-class performance by Hannaford in the Northeast and improving sales trends at Food Lion. The positive trend in the U.S. combined with strong performances in Belgium and Greece enables us to generate a healthy and stable operating profit margin.”

“In addition to the implementation of the new pricing strategy started at the beginning of the year, as included in our New Game Plan, over these past few months, our teams have worked relentlessly to strengthen Food Lion’s strategy as a clearly differentiated retailer in its markets. A number of additional key strategic sales building initiatives will start to be more visible to our customers as from the second quarter of 2011. This work will be substantially completed by the end of 2012 and will be largely financed by the EUR 500 million gross savings previously announced.”

“Our improved third quarter results, our plans for the rest of the year and the trends we see today, enable us to confirm our 2010 full year operating profit growth guidance as issued on August 13, 2010.”

— Financial Highlights

Q3 2010 (1)				YTD 2010 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 307	+8.6%	+0.8%	Revenues	15 607	+3.6%	+0.8%
249	+9.5%	+1.2%	Operating profit	717	-0.3%	-3.2%
4.7%	—	—	Operating margin	4.6%	—	—
203	+12.7%	+4.6%	Profit before taxes and discontinued operations	565	-0.5%	-3.3%
141	+15.4%	+7.6%	Net profit from continuing operations	386	+2.6%	-0.2%
140	+10.2%	+2.7%	Group share in net profit	384	+1.5%	-1.3%
1.40	+9.5%	+2.0%	Basic earnings per share (Group share in net profit)	3.84	+1.0%	-1.8%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 10.8% in the third quarter of 2010 (1 EUR = 1.2910 USD) and increased by 4.0% in the first three quarters of 2010 compared to last year.

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— Third Quarter 2010 Income Statement

Revenues

In the third quarter of 2010, Delhaize Group posted revenue growth of 0.8% at identical exchange rates. At actual exchange rates, revenues increased by 8.6% to EUR 5.3 billion due to the strengthening of the U.S. dollar by 10.8% against the euro compared to the third quarter of 2009. Organic revenue growth was 0.7% for the quarter.

Revenue growth in the third quarter of 2010 was mainly the result of:

•

a 0.8% decrease of U.S. revenues in local currency, mainly driven by comparable store sales evolution of -1.8%, resulting from a very good quarter in the Northeast and a trend improvement in the Southeast of the U.S.;

•	an increase of Belgian revenues by 2.8%, on top of an excellent third quarter last year, with flat comparable store sales growth;

•	the resilient performance of Alfa Beta, that generated a 5.0% increase in revenues and continued to gain market share in a very difficult economic environment;

•	continued solid revenue growth of 19.7% at identical exchange rates in Romania and Indonesia.

Delhaize Group ended the third quarter of 2010 with a sales network of 2 760 stores, representing a net addition of 20 stores compared to the previous quarter or 63 more than in the third quarter of prior year.

Gross margin

Gross margin increased slightly to 25.7% of revenues (25.6% in the third quarter of 2009) and stayed stable at identical exchange rates as a result of better supplier terms at Delhaize Belgium and Food Lion and efficiencies in logistics at Delhaize Belgium, offset by price investments across our operating segments and especially at Food Lion where our price repositioning efforts continue.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.2% of revenues and were flat compared to last year at identical exchange rates (increased by 16 basis points at actual exchange rates) as continued cost savings efforts throughout the Group and positive sales leveraging at Delhaize Belgium offset increased depreciation and amortization, advertising and utility expenses, and the negative sales leverage in the Southeast of the U.S. We are on track to achieve our EUR 300 million annual gross selling, general and administrative cost savings target for the Group by the end of 2012.

Other operating expenses

Other operating expenses amounted to EUR 8 million in the third quarter of 2010 compared to EUR 12 million in the same period last year and decreased mainly due to a EUR 5 million charge as a result of a change in the discount rate used to calculate closed store provisions in the U.S. and EUR 3 million impairment charges at Delhaize Belgium, both in 2009.

Operating profit

Operating profit increased by 9.5% at actual exchange rates (+1.2% at identical exchange rates) to EUR 249 million. Operating margin stayed stable at 4.7% of revenues mainly as a result of cost savings efforts which offset the negative sales leverage and sustained price investments at Food Lion.

Net financial expenses

Net financial expenses amounted to EUR 46 million, a decrease of 11.7% compared to last year at identical exchange rates mainly due to higher income on financial investments.

Effective tax rate

The effective tax rate decreased from 32.1% to 30.5%, and was favorably impacted by the organizational restructuring in the U.S. implemented in the fourth quarter of 2009.

Net profit from continuing operations

Net profit from continuing operations increased by 15.4% (+7.6% at identical exchange rates) and amounted to EUR 141 million, or EUR 1.40 basic per share (EUR 1.22 in 2009).

Result from discontinued operations, net of tax

Last year, the result from discontinued operations, net of tax, amounted to EUR 7 million and included a gain on the divestment of our German operations.

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Net profit

Group share in net profit amounted to EUR 140 million, an increase of 10.2% at actual exchange rates (+2.7% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 1.40 (EUR 1.28 in 2009) and diluted net profit was EUR 1.39 (EUR 1.27 in 2009).

— Third Quarter 2010 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the third quarter of 2010, net cash provided by operating activities amounted to EUR 372 million as a result of higher profit before depreciation and amortization, lower income taxes paid due to tax optimization opportunities in the U.S. and better working capital management.

Investment activities

Capital expenditures amounted to EUR 188 million, an increase of EUR 59 million compared to the third quarter of last year as a result of intentionally delayed spending in 2009 due to the economic uncertainty at that time.

Free cash flow

Delhaize Group generated free cash flow of EUR 185 million, an increase of EUR 58 million compared to last year mainly as a result of higher cash provided by operating activities.

Net debt

Net debt to equity ratio improved to 37.8% compared to 46.8% at the end of 2009. Delhaize Group’s net debt amounted to EUR 1.8 billion at the end of September 2010, a decrease of EUR 246 million compared to EUR 2.1 billion at the end of December 2009 mainly as a result of strong free cash flow generation. In early October of this year, Delhaize Group successfully closed an exchange offer of existing high-coupon debt for newly issued 30-year maturity debt with a significantly lower 5.7% coupon rate.

— Year-to-date 2010 Income Statement

Revenues

In the first nine months of 2010, Delhaize Group posted revenue growth of 0.8% at identical exchange rates. At actual exchange rates, revenues increased by 3.6% to EUR 15.6 billion due to the strengthening of the U.S. dollar by 4.0% against the euro compared to the first nine months of 2009. Organic revenue growth amounted to 0.7%.

Revenue growth in the first nine months of 2010 was the result of:

•	a 1.3% decrease of U.S. revenues in local currency, mainly driven by comparable store sales evolution of -2.4%;

•	a solid increase of Belgian revenues by 4.6%, supported by 3.1% comparable store sales growth and new store openings;

•	the strong performance of Alfa Beta, that generated a 6.6% increase in revenues and gained further market share in a very challenging economic environment;

•	solid revenue growth of 19.4% at identical exchange rates in Romania and Indonesia.

Gross margin

Gross margin stayed almost stable at 25.6% of revenues (25.7% in 2009) as the structural price investments made in the U.S. since the beginning of the year were almost entirely offset by better negotiations with suppliers at Delhaize Belgium.

Other operating income

Other operating income increased by 12.3% (+10.1% at identical exchange rates) to EUR 62 million mainly attributable to more waste recycling income as a result of higher prices for baled paper.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.3% of revenues, an increase of 17 basis points at identical exchange rates (+21 basis points at actual exchange rates), mainly as a result of negative sales leverage in the U.S., partly offset by cost savings initiatives across the Group.

Other operating expenses

Other operating expenses amounted to EUR 10 million in the first nine months of 2010 compared to EUR 23 million last year mainly due to a EUR 5 million favorable adjustment to store closing and restructuring

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provisions in the U.S. in the first quarter of 2010 whereas a EUR 5 million charge was incurred in 2009 as a result of a change in the discount rate used to calculate closed store provisions in the U.S.

Operating profit

Operating profit decreased by 0.3% at actual exchange rates to EUR 717 million (-3.2% at identical exchange rates). Operating margin amounted to 4.6% of revenues compared to 4.8% last year mainly as a result of negative sales leverage in the U.S., partly offset by cost savings efforts across the Group.

Net financial expenses

Net financial expenses amounted to EUR 152 million, a decrease of 2.6% compared to last year at identical exchange rates mainly due to the impact of the 2009 refinancing, higher income on financial investments and lower interest rates on our floating rate debt denominated in U.S. dollar.

Effective tax rate

The effective tax rate decreased from 33.7% to 31.7% and was favorably impacted by the 2009 organizational restructuring in the U.S. and the lower weight of the U.S. segment, which was partly offset by a one-off crisis tax levied by the Greek government in the second quarter of 2010.

Net profit from continuing operations

Net profit from continuing operations increased by 2.6% (-0.2% at identical exchange rates) and amounted to EUR 386 million, or EUR 3.85 basic earnings per share (EUR 3.73 in 2009).

Net profit

Group share in net profit amounted to EUR 384 million, an increase of 1.5% at actual exchange rates (-1.3% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 3.84 (EUR 3.81 in 2009) and diluted net profit was EUR 3.80 (EUR 3.75 in 2009).

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— Segment Reporting

Third Quarter 2010		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q3 2010	Q3 2009	2010 /2009	Q3 2010	Q3 2009	Q3 2010	Q3 2009	2010 /2009
United States	USD	4 733	4 771	-0.8%	5.1%	5.5%	243	261	-6.5%
United States	EUR	3 667	3 315	+10.6%	5.1%	5.5%	188	180	+4.2%
Belgium	EUR	1 196	1 163	+2.8%	4.8%	3.5%	56	41	+40.6%
Greece	EUR	367	350	+5.0%	2.3%	3.6%	9	13	-31.8%
Rest of the World(1)	EUR	77	60	+29.0%	1.2%	1.8%	1	1	-12.4%
Corporate	EUR	—	—	N/A	N/A	N/A	(5)	(7)	+23.4%

TOTAL EUR		5 307	4 888	+8.6%	4.7%	4.7%	249	228	+9.5%

YTD 2010		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		YTD 2010	YTD 2009	2010 /2009	YTD 2010	YTD 2009	YTD 2010	YTD 2009	2010 /2009
United States	USD	14 087	14 278	-1.3%	5.0%	5.5%	702	787	-10.7%
United States	EUR	10 717	10 448	+2.6%	5.0%	5.5%	534	575	-7.2%
Belgium	EUR	3 540	3 385	+4.6%	4.9%	3.9%	174	133	+31.4%
Greece	EUR	1 132	1 063	+6.6%	2.5%	3.0%	28	32	-12.0%
Rest of the World(1)	EUR	218	169	+28.9%	0.8%	(0.3%)	2	—	N/A
Corporate	EUR	—	—	N/A	N/A	N/A	(21)	(21)	-5.2%

TOTAL	EUR	15 607	15 065	+3.6%	4.6%	4.8%	717	719	-0.3%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the third quarter of 2010, revenues from our operations in the United States decreased by 0.8% in local currency to USD 4.7 billion (EUR 3.7 billion). Comparable store sales evolution was -1.8%, a meaningful improvement compared to -3.6% in the second quarter knowing that internal retail inflation was flat in both quarters. In the Southeast of the U.S., revenue and volume trends have improved, partly supported in the second part of the quarter by increased promotional activity at Food Lion. Our Hannaford operations had an outstanding quarter posting real net growth. Private brand revenues continued to increase and now stand at approximately 27% of revenues for our U.S. operating companies, an increase of almost 1 percentage point compared to last year.

The economic and competitive environment remains challenging, especially in the Southeast of the U.S., where consumer spending continues to be very prudent and promotions-driven.

At the end of September 2010, Delhaize Group operated 1 605 supermarkets in the U.S.

In the third quarter of 2010, operating profit decreased by 6.5% in local currency and the operating margin was 5.1% of revenues (5.5% in the third quarter of 2009). Gross margin decreased slightly due to price investments at Food Lion and Hannaford, partly offset by better supplier terms at Food Lion.

For the second quarter in a row, selling, general and administrative expenses in absolute terms were flat as continuous cost improvement initiatives, both in stores and in back offices, could entirely offset cost increases including higher depreciation and advertising expenses. As a result of negative sales leverage, selling, general and administrative expenses increased by 20 basis points as a percentage of revenues.

Belgium

In the third quarter of 2010, revenues of Delhaize Belgium increased by 2.8% to EUR 1.2 billion, supported by a successful commercial action during the summer and new store openings. Comparable store sales growth was flat as Delhaize Belgium cycled a very strong third quarter last year, fuelled by the remarkable success of the Disney Pixar commercial action and more favorable summer weather in 2009.

At the end of August, Delhaize Belgium further decreased prices on hundreds of products in its sixth wave of price decreases in less than two years. Market share has continued to increase during the third quarter.

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During the third quarter, the sales network of Delhaize Belgium grew by three stores and reached 800 stores at the end of September 2010.

Delhaize Belgium grew operating profit by 40.6% in the third quarter of 2010 as a result of sales leverage, better supplier terms, efficiencies in logistics and lower electricity and advertising expenses. The operating margin of Delhaize Belgium was 4.8% compared to 3.5% last year.

Greece

In the third quarter of 2010, Alfa Beta posted another resilient quarter with revenue growth of 5.0%, driven by a very successful promotional campaign and new store openings.

Alfa Beta continued to gain significant market share despite the very difficult economic environment. Private brand sales penetration amounted to approximately 17% of revenues, an increase of almost 150 basis points compared to prior year.

The operating margin of Alfa Beta decreased to 2.3% of revenues in the third quarter of 2010 as a result of additional promotional activities, salary increases and increased taxes due to government measures. In the third quarter, operating profit decreased by 31.8% to EUR 9 million.

Rest of the World (Romania and Indonesia)

Revenues in the Rest of the World segment of Delhaize Group increased by 29.0% in the third quarter of 2010 (+19.7% at identical exchange rates) to EUR 77 million, as a result of the expansion of the store network in both Romania and Indonesia.

The Rest of the World segment recorded a slightly positive operating profit in the third quarter of 2010 mainly supported by better inventory management in both countries.

— 2010 Financial Outlook

On the basis of its results of the first nine months of the year and its plans for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on August 13, 2010 of operating profit growth of between -2% and +2% at identical exchange rates (excluding the U.S. restructuring, store closing and impairment charges of EUR 44 million in 2009). Delhaize Group also confirms the earlier announced 2010 guidance for capital expenditures of EUR 700 million at identical exchange rates as well as the net addition of 82 to 92 stores to the network by the end of the year.

— Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter 2010 results during a conference call starting November 10, 2010 at 03:00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 (0)20 7138 0815 (U.K), +1 718 247 0878 (U.S.) or +32 2 789 2125 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

— Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the third quarter of 2010, Delhaize Group’s sales network consisted of 2 760 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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— Financial Calendar

•	Press release – 2010 fourth quarter and full year revenues	January 21, 2011
•	Press release – 2010 fourth quarter and full year results	March 10, 2011
•	Press release – 2011 first quarter results	May 5, 2011
•	Press release – 2011 second quarter results	August 5, 2011
•	Press release – 2011 third quarter results	November 10, 2011

— Contacts

Guy Elewaut: + 32 2 412 29 48

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group – Earnings Release – Third Quarter 2010	7 of 26

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

— Condensed Consolidated Income Statement (Unaudited)

Q3 2010	Q3 2009	(in millions of EUR)	YTD 2010	YTD 2009
5 307	4 888	Revenues	15 607	15 065
(3 943)	(3 639)	Cost of sales	(11 611)	(11 194)

1 364	1 249	Gross profit	3 996	3 871
25.7%	25.6%	Gross margin	25.6%	25.7%
20	20	Other operating income	62	55
(1 127)	(1 029)	Selling, general and administrative expenses	(3 331)	(3 184)
(8)	(12)	Other operating expenses	(10)	(23)

249	228	Operating profit	717	719
4.7%	4.7%	Operating margin	4.6%	4.8%
(52)	(41)	Finance costs	(162)	(156)
6	(7)	Income from investments	10	5

203	180	Profit before taxes and discontinued operations	565	568
(62)	(58)	Income tax expense	(179)	(192)

141	122	Net profit from continuing operations	386	376

(1)	7	Result from discontinued operations, net of tax	(1)	8
140	129	Net profit (before non-controlling interests)	385	384

—	1	Net profit attributable to non-controlling interests	1	4
		Net profit attributable to equity holders of the Group
140	128	(Group share in net profit)	384	380

		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.40	1.22	Basic earnings per share	3.85	3.73
1.39	1.20	Diluted earnings per share	3.81	3.67

		Group share in net profit:
1.40	1.28	Basic earnings per share	3.84	3.81
1.39	1.27	Diluted earnings per share	3.80	3.75

		Weighted average number of shares outstanding:
100 515 135	99 867 427	Basic	100 207 318	99 754 830
101 246 193	100 808 571	Diluted	101 200 229	101 803 784

101 407 450	100 870 626	Shares issued at the end of the quarter	101 407 450	100 870 626

100 481 594	99 985 068	Shares outstanding at the end of the quarter	100 481 594	99 985 068

1.2910	1.4303	Average USD per EUR exchange rate	1.3145	1.3665

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— Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q3 2010	Q3 2009	(in millions of EUR)	YTD 2010	YTD 2009
140	129	Net profit of the period	385	384

—	—	Deferred gain (loss) on discontinued cash flow hedge	—	—
1	1	Reclassification adjustment to net profit	1	1
—	—	Tax (expense) benefit	—	—

1	1	Deferred gain (loss) on discontinued cash flow hedge, net of tax	1	1

3	(13)	Gain (loss) on cash flow hedge	19	(41)
26	16	Reclassification adjustment to net profit	(10)	32
(10)	3	Tax (expense) benefit	(3)	3

19	6	Gain (loss) on cash flow hedge, net of tax	6	(6)

2	3	Unrealized gain (loss) on financial assets available for sale	8	(4)
(1)	1	Reclassification adjustment to net profit	(1)	1
—	(1)	Tax (expense) benefit	(1)	—

1	3	Unrealized gain (loss) on financial assets available for sale, net of tax	6	(3)

(427)	(131)	Exchange gain (loss) on translation of foreign operations	179	(196)
—	—	Reclassification adjustment to net profit	—	—

(427)	(131)	Exchange gain (loss) on translation of foreign operations	179	(196)

(406)	(121)	Other comprehensive income	192	(204)
—	—	Attributable to non-controlling interests	—	—

(266)	8	Total comprehensive income for the period	577	180
—	1	Amount attributable to non-controlling interests	1	4
(266)	7	Amount attributable to equity holders of the Group	576	176

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— Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	September 30, 2010	December 31, 2009	September 30, 2009
Assets
Non-current assets	7 663	7 329	7 153
Goodwill	2 775	2 640	2 592
Intangible assets	611	574	559
Property, plant and equipment	3 928	3 785	3 695
Investment property	57	50	38
Financial assets	159	142	142
Derivative instruments	72	96	101
Other non-current assets	61	42	26
Current assets	2 858	2 419	2 442
Inventories	1 405	1 278	1 333
Receivables and other assets	669	675	677
Financial assets	39	27	37
Derivative instruments	—	—	—
Cash and cash equivalents	745	439	395

Total assets	10 521	9 748	9 595

Liabilities
Total equity	4 804	4 409	4 212
Shareholders’ equity	4 803	4 392	4 196
Non-controlling interests	1	17	16
Non-current liabilities	3 330	3 097	3 041
Long-term debt	1 950	1 904	1 884
Obligations under finance lease	667	643	624
Deferred tax liabilities	391	227	216
Derivative instruments	18	38	41
Provisions	232	228	218
Other non-current liabilities	72	57	58
Current liabilities	2 387	2 242	2 342
Short-term borrowings	89	63	208
Long-term debt - current portion	40	42	44
Obligations under finance lease	45	44	42
Accounts payable	1 464	1 436	1 312
Derivative instruments	6	2	5
Other current liabilities	743	655	731

Total liabilities and equity	10 521	9 748	9 595

USD per EUR exchange rate	1.3648	1.4406	1.4643

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— Condensed Consolidated Statement of Cash Flows (Unaudited)

Q3 2010		Q3 2009		(in millions of EUR)	YTD 2010		YTD 2009
				Operating activities
140		129		Net profit (before non-controlling interests)	385		384
				Adjustments for:
147		125		Depreciation and amortization - continuing operations	434		387
3		4		Impairment - continuing operations	4		6
109		99		Income taxes, finance costs and income from investments	332		336
4		7		Other non-cash items	17		30
8		(20)		Changes in operating assets and liabilities	(12)		(47)
(33)		(28)		Interest paid	(135)		(136)
6		1		Interest received	10		6
(12)		(62)		Income taxes paid	(50)		(188)
372		255		Net cash provided by operating activities	985		778

				Investing activities
(3)		(1	) (2)	Business acquisitions	(12)		(29	) (2)
(188)		(129)		Purchase of tangible and intangible assets (capital expenditures)	(422)		(328)
3		2		Sale of tangible and intangible assets	9		6
2		6		Net investment in debt securities	(25)		(6)
1		—		Other investing activities	16		7
(185)		(122)		Net cash used in investing activities	(434)		(350)

187		133		Cash flow before financing activities	551		428

				Financing activities
18		16		Exercise of share warrants and stock options	36		15
(3)		(5)		Treasury shares purchased	(22)		(5)
(43	) (2)	(97	) (2)	Non-controlling interests purchased	(47	) (2)	(107	) (2)
(1)		(3)		Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(161)		(151)
—		—		Escrow maturities	2		5
(11)		(11)		Borrowings under (repayments of) long-term loans (net of direct financing costs)	(76)		(134)
25		(43)		Borrowings under (repayments of) short-term loans, net	23		56
—		(17)		Settlement of derivative instruments	(1)		(16)

(15)		(160)		Net cash provided by (used in) financing activities	(246)		(337)

(50)		(15)		Effect of foreign currency translation	1		(17)

122		(42)		Net increase (decrease) in cash and cash equivalents	306		74

623		437	(1)	Cash and cash equivalents at beginning of period	439		321	(1)
745		395		Cash and cash equivalents at end of period	745		395

(1)	Including EUR 1 million cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale.
(2)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

Delhaize Group – Earnings Release – Third Quarter 2010	11 of 26

— Condensed Consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	192	—	192
Net profit	384	1	385

Total comprehensive income for the period	576	1	577

Capital increases	30	—	30
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(22)	—	(22)
Treasury shares sold upon exercise of employee stock options	11	—	11
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	12	—	12
Purchase of non-controlling interests	(31)	(16)	(47)

Balances at September 30, 2010	4 803	1	4 804

Shares issued	101 407 450
Treasury shares	925 856
Shares outstanding	100 481 594

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195

Other comprehensive income	(204)	—	(204)
Net profit	380	4	384

Total comprehensive income for the period	176	4	180

Capital increases	14	—	14
Dividends declared	(148)	(4)	(152)
Treasury shares purchased	(5)	—	(5)
Treasury shares sold upon exercise of employee stock options	2	—	2
Tax payment for restricted shares vested	(2)	—	(2)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	15	—	15
Purchase of non-controlling interests	—	(36)	(36)

Balances at September 30, 2009	4 196	16	4 212

Shares issued	100 870 626
Treasury shares	885 558
Shares outstanding	99 985 068

Delhaize Group – Earnings Release – Third Quarter 2010	12 of 26

— Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the nine months period ended September 30, 2010 were authorized for issue by the Board of Directors on November 9, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

Such condensed financial statements do not contain all information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2009.

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those applied in the Group’s 2009 consolidated financial statements (see Note 2.3 on pages 83 – 92 of the 2009 Annual Report), except for the adoption of the new accounting pronouncements listed below, which had no retrospective impact on the Group:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non cash assets to owners.

We refer to our comments in the 2009 Consolidated Financial Statements (see Note 2.5 on pages 93 – 94) providing a more detailed discussion of the background of the above listed new accounting pronouncements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2009, but were not yet effective as of the balance sheet date.

Segment information required by IAS 34 can be found on page 5 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

During the first nine months of 2010, Delhaize Group entered into several smaller agreements acquiring individual stores, which resulted in an increase of provisional goodwill amounting to EUR 10 million.

Non-controlling interests

Acquisition of non-controlling interests in Alfa Beta Vassilopoulos S.A.

On March 12, 2010, Delhaize Group launched through its wholly-owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (“Delned”), a new tender offer to acquire the remaining shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) at EUR 35.73 per share. We refer to Note 35 on page 139 of the 2009 Annual Report for further details on this tender offer.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the last remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Delhaize Group – Earnings Release – Third Quarter 2010	13 of 26

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta and delisted Alfa Beta from the Athens Exchange as of October 1, 2010.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interests is accounted for as an equity transaction. The difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration paid, including transactions costs, was recognized directly in equity and attributed to the shareholders of the Group and had therefore no impact on goodwill.

The amended IAS 27 also changed certain presentation provisions of IAS 7 Statement of Cash Flows, requiring, in line with the underlying principle of IAS 27 that is explained above, classifying cash flows from the acquisition / disposal of non-controlling interests as “Financing activities”, instead of “Investing activities”. Delhaize Group incurred cash outflows of EUR 43 million in the third quarter of 2010 (EUR 47 million year-to-date), which were classified correspondingly. Comparative information has been restated to align presentation.

— Income Statement

Other operating income

Q3 2010	Q3 2009	(in millions of EUR)	YTD 2010	YTD 2009
8	7	Rental income	24	23
5	3	Income from waste recycling activities	16	8
3	3	Services rendered to suppliers	7	8
—	1	Gain on sale of property, plant and equipment	3	3
1	2	Services rendered to wholesale customers	3	4
1	1	Return check services	1	2
2	3	Other	8	7

20	20	Total	62	55

Other operating expenses

Q3 2010	Q3 2009	(in millions of EUR)	YTD 2010	YTD 2009
(3)	(6)	Store closing and restructuring expenses	1	(9)
(3)	(3)	Impairment	(4)	(5)
(1)	(3)	Loss on sale of property, plant and equipment	(3)	(7)
(1)	—	Other	(4)	(2)

(8)	(12)	Total	(10)	(23)

— Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first nine months of 2010, Delhaize Group added EUR 384 million in property, plant and equipment, including EUR 28 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 9 million.

Issuance and repurchase of equity securities and debts

In the third quarter of 2010, Delhaize Group issued 290 881 new shares, purchased 52 500 of its own shares and used 7 068 treasury shares to satisfy stock options.

In the first nine months of 2010, Delhaize Group issued 536 824 new shares, purchased 364 496 of its own shares and used 394 226 treasury shares to satisfy stock options. Delhaize Group owned 925 856 treasury shares at the end of September 2010.

During the first nine months of 2010, bonds of EUR 40 million issued by Delhaize Group’s Greek subsidiary Alfa Beta matured and were repaid. During the third quarter of 2010, Alfa Beta issued short term loans of EUR 60 million, which were repaid in October 2010.

Delhaize Group – Earnings Release – Third Quarter 2010	14 of 26

Dividends

At Delhaize Group’s shareholders’ meeting on May 27, 2010, Delhaize Group’s shareholders approved the distribution of a EUR 1.60 gross dividend per share for financial year 2009. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.20 per share. The 2009 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 3, 2010 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 8, 2010.

— Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 139 of the 2009 Annual Report.

— Share-based Payments

In June 2010, Delhaize Group granted 123 917 restricted stock unit awards and 232 992 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.33 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.33, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 13.03 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.54%
Expected volatility	25.18%
Risk-free interest rate	1.59%
Expected term in years	4.0

During the acceptance period which ended beginning of August 2010, Delhaize Group issued 198 977 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 66.29. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 9.73. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.52%
Expected volatility	26.60%
Risk-free interest rate	1.45%
The Expected term in years	5.0

— Related-Party Transactions

In June 2010, an aggregate number of 106 341 stock options and warrants and 22 677 restricted stock units were granted to members of the Executive Management.

— Key Events After Balance Sheet Closing Date

On October 8, 2010 Delhaize Group completed a debt exchange transaction, which offered eligible debt holders of Delhaize Group’s 2027 and 2031 debts, issued by Delhaize America, to exchange those for new notes issued by Delhaize Group.

In the debt exchange offer, Delhaize Group offered to exchange any and all of the outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 (together the “Existing Securities”) for new 5.70% Notes due 2040 (the “New Notes”). In total USD 588 million of the total principal of USD 931 million of the Existing Securities were tendered by eligible holders and exchanged for USD 827 million of the New Notes.

The transaction qualified as a “debt modification” under IFRS and any costs or fees incurred will adjust the carrying amount of the Existing Securities, being then the carrying amount of the New Notes, and are

Delhaize Group – Earnings Release – Third Quarter 2010	15 of 26

amortized over the remaining term of the modified debt. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the New Notes issued, has no immediate impact on the carrying amount of the New Notes and is also amortized over the remaining term of the New Notes, i.e. until 2040.

The New Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their New Notes in cash for an amount equal to 101% of the aggregated principal amount of the New Notes plus accrued and unpaid interest thereon (if any), upon the occurrence of both (a) a change in control and (b) a downgrading in our credit rating by the agencies Moody’s and S&P.

The New Notes have not been registered under the Securities Act or any U.S. state securities laws.

No other significant events took place after the balance sheet date.

Delhaize Group – Earnings Release – Third Quarter 2010	16 of 26

Additional Explanatory Note (Unaudited)

Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of the parties to the agreement from the date such party joined the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of September 30, 2010 and 2009 and for the nine months periods then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30, 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	3 444	10 717	1 538	(92)	15 607
Cost of sales	(2 754)	(7 760)	(1 189)	92	(11 611)
Gross profit	690	2 957	349	—	3 996
Other operating income	22	30	75	(65)	62
Selling, general and administrative expenses	(570)	(2 444)	(382)	65	(3 331)
Other operating expenses	—	(8)	(2)	—	(10)
Operating profit	142	535	40	—	717
Finance costs	(39)	(191)	(36)	104	(162)
Income from investments	3	2	109	(104)	10
Share of result of subsidiaries	317	—	—	(317)	—
Profit before taxes and discontinued operations	423	346	113	(317)	565
Income tax expense	(39)	(133)	(7)	—	(179)
Net profit from continuing operations	384	213	106	(317)	386
Result from discontinued operations (net of tax)	—	(1)	—	—	(1)
Net profit	384	212	106	(317)	385
Net profit attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	384	212	105	(317)	384

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	3 304	10 448	1 408	(95)	15 065
Cost of sales	(2 669)	(7 529)	(1 091)	95	(11 194)
Gross profit	635	2 919	317	—	3 871
Other operating income	20	24	72	(61)	55
Selling, general and administrative expenses	(558)	(2 356)	(331)	61	(3 184)
Other operating expenses	(4)	(17)	(2)	—	(23)
Operating profit	93	570	56	—	719
Finance costs	(96)	(128)	(27)	95	(156)
Income from investments	—	6	94	(95)	5
Share of result of subsidiaries	378	—	—	(378)	—
Profit before taxes and discontinued operations	375	448	123	(378)	568
Income tax expense	(2)	(175)	(15)	—	(192)
Net profit from continuing operations	373	273	108	(378)	376
Result from discontinued operations (net of tax)	7	(1)	2	—	8
Net profit	380	272	110	(378)	384
Net profit attributable to non-controlling interests	—	—	4	—	4
Net profit attributable to equity holders of the Group (Group share in net profit)	380	272	106	(378)	380

Delhaize Group – Earnings Release – Third Quarter 2010	17 of 26

CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2 374	385	—	2 775
Intangible assets	83	522	6	—	611
Property, plant and equipment	548	2 721	659	—	3 928
Investment property	—	56	1	—	57
Investment in subsidiaries	6 517	9 311	857	(16 685)	—
Investment in securities	—	12	130	—	142
Other financial assets	50	4	3 025	(3 062)	17
Deferred tax assets	—	—	40	—	40
Derivative instruments	85	72	5	(90)	72
Other non-current assets	—	19	14	(12)	21
Total non-current assets	7 299	15 091	5 122	(19 849)	7 663
Inventories	210	1 053	142	—	1 405
Receivables	461	126	74	(77)	584
Income tax receivable	1	—	2	—	3
Investment in securities	—	2	37	—	39
Other financial assets	169	74	565	(808)	—
Prepaid expenses	6	44	9	(12)	47
Other current assets	4	25	52	(46)	35
Cash and cash equivalents	38	523	184	—	745
Total current assets	889	1 847	1 065	(943)	2 858
Total assets	8 188	16 938	6 187	(20 792)	10 521
Shareholders’ equity	4 803	11 684	5 001	(16 685)	4 803
Non-controlling interests	—	—	1	—	1
Total equity	4 803	11 684	5 002	(16 685)	4804
Long-term debt	1 905	2 977	130	(3 062)	1 950
Obligations under finance lease	68	594	16	(11)	667
Deferred tax liabilities	59	309	23	—	391
Derivative instruments	23	—	85	(90)	18
Provisions	32	86	114	—	232
Other non-current liabilities	8	58	6	—	72
Total non-current liabilities	2 095	4 024	374	(3 163)	3 330
Short-term borrowings	530	2	330	(773)	89
Long-term debt – current	20	53	1	(34)	40
Obligations under finance lease – current	1	44	1	(1)	45
Derivative instruments	—	—	6	—	6
Provisions – current	—	30	35	—	65
Income tax payable	15	34	4	—	53
Accounts payable	536	675	330	(77)	1 464
Accrued expenses	164	296	85	(59)	486
Other current liabilities	24	96	19	—	139
Total current liabilities	1 290	1 230	811	(944)	2 387
Total liabilities	3 385	5 254	1 185	(4 107)	5 717
Total liabilities and equity	8 188	16 938	6 187	(20 792)	10 521

Delhaize Group – Earnings Release – Third Quarter 2010	18 of 26

CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2 204	372	—	2 592
Intangible assets	65	488	6	—	559
Property, plant and equipment	547	2 555	593	—	3 695
Investment property	—	33	5	—	38
Investment in subsidiaries	6 277	4 767	581	(11 625)	—
Investment in securities	—	9	118	—	127
Other financial assets	—	4	1 661	(1 650)	15
Deferred tax assets	—	—	11	—	11
Derivative instruments	—	101	29	(29)	101
Other non-current assets	—	13	16	(14)	15
Total non-current assets	6 905	10 174	3 392	(13 318)	7 153
Inventories	228	968	137	—	1 333
Receivables	492	109	80	(92)	589
Income tax receivable	—	—	8	—	8
Investment in securities	—	1	14	—	15
Other financial assets	65	263	604	(910)	22
Prepaid expenses	7	37	8	(12)	40
Other current assets	6	23	30	(19)	40
Cash and cash equivalents	36	282	77	—	395
Total current assets	834	1 683	958	(1 033)	2 442
Total assets	7 739	11 857	4 350	(14 351)	9 595
Shareholders’ equity	4 196	8 350	3 275	(11 625)	4 196
Non-controlling interests	—	—	16	—	16
Total equity	4 196	8 350	3 291	(11 625)	4 212
Long-term debt	1 846	1 607	81	(1 650)	1 884
Obligations under finance lease	72	550	16	(14)	624
Deferred tax liabilities	14	177	25	—	216
Derivative instruments	70	—	—	(29)	41
Provisions	26	76	116	—	218
Other non-current liabilities	5	48	5	—	58
Total non-current liabilities	2 033	2 458	243	(1 693)	3 041
Short-term borrowings	744	—	345	(881)	208
Long-term debt – current	14	17	42	(29)	44
Obligations under finance lease – current	—	41	1	—	42
Derivative instruments	—	—	5	—	5
Provisions – current	—	31	27	—	58
Income tax payable	5	68	11	—	84
Accounts payable	528	562	310	(88)	1 312
Accrued expenses	197	238	59	(35)	459
Other current liabilities	22	92	16	—	130
Total current liabilities	1 510	1 049	816	(1 033)	2 342
Total liabilities	3 543	3 507	1 059	(2 726)	5 383
Total liabilities and equity	7 739	11 857	4 350	(14 351)	9 595

Delhaize Group – Earnings Release – Third Quarter 2010	19 of 26

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED SEPTEMBER 30, 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	384	212	106	(317)	385
Adjustment for equity in earnings of subsidiaries	(317)	—	—	317	—
Adjustments for:
Depreciation and amortization – continuing operations	74	321	39	—	434
Impairment – continuing operations	—	4	—	—	4
Allowance for losses on accounts receivable	2	2	2	—	6
Share-based compensation	2	10	—	—	12
Income taxes	39	133	7	—	179
Finance costs	39	192	36	(104)	163
Income from investments	(3)	(2)	(109)	104	(10)
Other non-cash items	—	1	(2)	—	(1)
Changes in operating assets and liabilities
Inventories	6	(78)	(4)	—	(76)
Receivables	16	(10)	19	(13)	12
Prepaid expenses and other assets	(2)	(22)	(1)	11	(14)
Accounts payable	(86)	123	(56)	12	(7)
Accrued expenses and other liabilities	(13)	47	45	(10)	69
Provisions	(5)	1	8	—	4
Interest paid	(92)	(143)	(6)	106	(135)
Interest and dividends received	—	1	111	(102)	10
Income taxes paid	(1)	(35)	(14)	—	(50)
Net cash provided by operating activities	43	757	181	4	985
Investing activities
Capital contributions in subsidiaries	—	(84)	(89)	173	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	—	(5)	(7)	—	(12)
Purchase of tangible and intangible assets (capital expenditures)	(62)	(285)	(75)	—	(422)
Sale of tangible and intangible assets	1	6	2	—	9
Dividends from investments under the equity method	1	—	—	(1)	—
Investment in debt securities	—	—	(184)	—	(184)
Sale and maturity of debt securities	—	—	159	—	159
Purchase of other financial assets	(79)	(76)	(206)	361	—
Sale and maturity of other financial assets	9	—	10	(3)	16
Settlement of derivative instruments	—	—	(8)	8	—
Net cash provided by (used in) investing activities	(130)	(444)	(398)	538	(434)
Financing activities
Proceeds from the exercise of share warrants and stock options	40	(4)	—	—	36
Capital contributions received	—	84	89	(173)	—
Treasury shares purchased	(19)	(3)	—	—	(22)
Purchase of non-controlling interests	—	—	(47)	—	(47)
Dividends paid by parent	(160)	—	—	—	(160)
Dividends paid by subsidiaries	—	—	(1)	—	(1)
Escrow maturities	—	2	—	—	2
Borrowing under long-term loans (net of financing costs)	—	3	50	(50)	3
Repayment of long-term loans	—	(4)	(40)	2	(42)
Repayment of lease obligations	(2)	(36)	(1)	2	(37)
Net borrowings (repayments) of short-term loans	207	(36)	167	(315)	23
Purchase of derivative instruments	(1)	—	—	1	—
Settlement of derivative instruments	9	—	(1)	(9)	(1)
Net cash provided by (used in) financing activities	74	6	216	(542)	(246)
Effect of foreign currency translation	—	(1)	2	—	1
Net increase in cash and cash equivalents	(13)	318	1	—	306
Cash and cash equivalents at beginning of period	51	205	183	—	439
Cash and cash equivalents at end of period	38	523	184	—	745

Delhaize Group – Earnings Release – Third Quarter 2010	20 of 26

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED SEPTEMBER 30, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	380	272	110	(378)	384
Adjustment for equity in earnings of subsidiaries	(378)	—	—	378	—
Adjustments for:
Depreciation and amortization – continuing operations	65	289	33	—	387
Impairment – continuing operations	3	2	1	—	6
Allowance for losses on accounts receivable	1	10	1	—	12
Share-based compensation	2	13	—	—	15
Income taxes	2	175	15	—	192
Finance costs	96	128	27	(95)	156
Income from investments	(7)	(6)	(94)	95	(12)
Other non-cash items	—	3	—	—	3
Changes in operating assets and liabilities
Inventories	(9)	(23)	(11)	—	(43)
Receivables	(32)	4	(1)	25	(4)
Prepaid expenses and other assets	(11)	(15)	8	7	(11)
Accounts payable	(76)	44	(3)	(22)	(57)
Accrued expenses and other liabilities	32	28	21	(13)	68
Provisions	(2)	3	(1)	—	—
Interest paid	(111)	(105)	(9)	89	(136)
Interest and dividends received	2	5	90	(91)	6
Income taxes paid	2	(173)	(17)	—	(188)
Net cash provided by operating activities	(41)	654	170	(5)	778
Investing activities
Capital contributions in subsidiaries	—	(16)	(50)	66	—
Purchases of shares in consolidated companies, net of cash and cash Equivalents (1)	—	(2)	(31)	—	(33)
Sales of shares in consolidated companies, net of cash and cash equivalents	7	—	(3)	—	4
Purchase of tangible and intangible assets (capital expenditures)	(48)	(234)	(46)	—	(328)
Sale of tangible and intangible assets	—	4	2	—	6
Dividends from investments under the equity method	1	—	—	(1)	—
Investment in debt securities	—	—	(26)	—	(26)
Sale and maturity of debt securities	—	—	20	—	20
Purchase of other financial assets	(50)	(282)	(229)	560	(1)
Sale and maturity of other financial assets	—	(11)	70	(51)	8
Net cash provided by (used in) investing activities	(90)	(541)	(293)	574	(350)
Financing activities
Proceeds from the exercise of share warrants and stock options	17	(2)	—	—	15
Capital contributions received	—	16	50	(66)	—
Treasury shares purchased	(2)	(3)	—	—	(5)
Purchase of non-controlling interests (1)	—	—	(107)	—	(107)
Dividends paid by parent	(147)	—	—	—	(147)
Dividends paid by subsidiaries	—	—	(4)	—	(4)
Escrow maturities	—	5	—	—	5
Borrowing under long-term loans (net of financing costs)	245	2	—	(19)	228
Repayment of long-term loans	(320)	(6)	—	1	(325)
Repayment of lease obligations	(3)	(33)	(2)	1	(37)
Net borrowings (repayments) of short-term loans	344	—	201	(489)	56
Settlement of derivative instruments	(9)	—	(10)	3	(16)
Net cash provided by (used in) financing activities	125	(21)	128	(569)	(337)
Effect of foreign currency translation	—	(17)	—	—	(17)
Net increase in cash and cash equivalents	(6)	75	5	—	74
Cash and cash equivalents at beginning of period	42	207	72 (2)	—	321 (2)
Cash and cash equivalents at end of period	36	282	77	—	395

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.
(2)	EUR 1 million included in assets classified as held for sale.

Delhaize Group – Earnings Release – Third Quarter 2010	21 of 26

REPORT OF THE STATUTORY AUDITOR

DELHAIZE BROTHERS AND CO “THE LION”

(DELHAIZE GROUP) SA

REVIEW REPORT ON THE CONSOLIDATED FINANCIAL INFORMATION

FOR THE THREE AND NINE MONTH PERIODS ENDED 30 SEPTEMBER 2010

To the Board of Directors

We have reviewed the accompanying condensed consolidated balance sheet of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (the “Company”) and its subsidiaries (the “Group”) as of September 30, 2010, and the related condensed consolidated income statements, statements of comprehensive income, for the three-month and nine-month periods then ended, and of cash flows for the nine-month period then ended. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), or an audit in accordance with the auditing standards as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with IAS 34, “Interim Financial Reporting”, as issued by the IASB, and as adopted by the EU.

Diegem, 16 December 2010

The Statutory Auditor

/s/ Michel Denayer
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL Represented by Michel Denayer

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

— Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

— Number of Stores

	End of 2009	End of Q2 2010	Change Q3 2010	End of Q3 2010	End of 2010 Planned
United States	1 607	1 600	+5	1 605	1 625 – 1 630
Belgium	792	797	+3	800	808 – 813
Greece	216	219	+2	221	225 – 230
Romania	51	57	+7	64	65 – 70
Indonesia	66	67	+3	70	80 – 85

Total	2 732	2 740	+20	2 760	2 814 – 2 824

— Organic Revenue Growth Reconciliation

Q3 2010	Q3 2009	% Change	(in millions of EUR)	YTD 2010	YTD 2009	% Change
5 307	4 888	8.6%	Revenues	15 607	15 065	3.6%
(381)			Effect of exchange rates	(424)
4 926	4 888	0.8%	Revenues at identical exchange rates	15 183	15 065	0.8%
—	—		Divestitures	—	—
(6)	—		Acquisitions	(17)	—

4 920	4 888	0.7%	Organic revenue growth	15 166	15 065	0.7%

— Free Cash Flow Reconciliation

Q3 2010	Q3 2009		(in millions of EUR)	YTD 2010	YTD 2009
372	255		Net cash provided by operating activities	985	778
(185)	(122	)(1)	Net cash used in investing activities	(434)	(350	)(1)
(2)	(6)		Net investment in debt securities	25	6

185	127		Free cash flow	576	434

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

— Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	September 30, 2010	December 31, 2009	September 30, 2009
Non-current financial liabilities	2 617	2 547	2 508
Current financial liabilities	174	149	294
Derivative liabilities	24	40	46
Derivative assets	(72)	(96)	(101)
Investment in securities - non-current	(142)	(126)	(127)
Investment in securities - current	(39)	(12)	(16)
Cash and cash equivalents	(745)	(439)	(395)

Net debt	1 817	2 063	2 209

Net debt to equity ratio	37.8%	46.8%	52.5%

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— Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q3 2010			Q3 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 307	(381)	4 926	4 888	8.6%	0.8%
Operating profit	249	(19)	230	228	9.5%	1.2%
Net profit from continuing operations	141	(9)	132	122	15.4%	7.6%
Basic EPS from continuing operations	1.40	(0.09)	1.31	1.22	15.3%	7.5%
Net profit (Group share)	140	(9)	131	128	10.2%	2.7%
Basic earnings per share	1.40	(0.10)	1.30	1.28	9.5%	2.0%
Free cash flow	185	(15)	170	127	46.0%	34.1%

(in millions of EUR, except per share amounts)	YTD 2010		YTD 2009		2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	15 607	(424)	15 183	15 065	3.6%	0.8%
Operating profit	717	(21)	696	719	(0.3%)	(3.2%)
Net profit from continuing operations	386	(10)	376	376	2.6%	(0.2%)
Basic EPS from continuing operations	3.85	(0.11)	3.74	3.73	3.1%	0.3%
Net profit (Group share)	384	(10)	374	380	1.5%	(1.3%)
Basic earnings per share	3.84	(0.10)	3.74	3.81	1.0%	(1.8%)
Free cash flow	576	(16)	560	434	32.6%	28.9%

(in millions of EUR)	September 30, 2010			December 31, 2009	Change
Net debt	1 817	(32)	1 785	2 063	(11.9%)	(13.5%)

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the nine month period ended September 30, 2010 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first nine months of the financial year 2010 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, November 9, 2010

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 68 through 71 of the 2009 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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